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                            September 21, 2021

       Jason Park
       Chief Financial Officer
       DraftKings Inc.
       222 Berkeley Street, 5th Floor
       Boston, MA 02116

                                                        Re: DraftKings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Amended Form 10-K
for the Fiscal Year Ended December 31, 2020
                                                            Response Dated
August 27, 2021
                                                            File No. 001-38908

       Dear Mr. Park:

               We have reviewed your August 27, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to comment in our
       August 19, 2021 letter.

       Amended Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 70

   1. In your response to comment 2, you explain the various controls and procedures that were in place and properly
designed to record, summarize and report relevant information for disclosure regarding
your warrants. Given your conclusion that these controls were effective as of
December 31, 2020, please explain what deficiency/ies led to the determination to
restate your financial statements and explain why that same
                                                        deficiency/ies does not
reflect a weakness of any of your controls and procedures as it relates to your
disclosures.
 Jason Park
DraftKings Inc.
September 21, 2021
Page 2

        You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.



FirstName LastNameJason Park                           Sincerely,
Comapany NameDraftKings Inc.
                                                       Division of Corporation
Finance
September 21, 2021 Page 2                              Office of Trade &
Services
FirstName LastName